Securities and Exchange Commission
Washington, D.C. 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

The Republic Corporation
(NAME OF ISSUER)

The Republic Corporation
Republic Merger Corp.
Catherine G. Eisemann
J. Ed Eisemann, IV
Roger D. Eisemann
George M. Boyd
Dr. John C. Davis
(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

76035P
(CUSIP Number of Class of Securities)

J. Ed Eisemann, IV
Chairman of the Board, Chief Executive Officer
Chief Financial Office and Accounting Officer
The Republic Corporation
5340 Weslayan
P.O. Box 270462
Houston, Texas 77277
(713) 993-9200

With Copies To:

Charles E. Greef, Esq.
Michael G. Keeley, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue, Suite 3200
Dallas, Texas 75202-2799
(214) 855-4500

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,010,620	$634.85

(1) For purposes of calculating the filing for only, the proposed maximum aggregate transaction value is $5,010,620, which is the product of the estimated 86,390 shares of Common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates, and (b) the merger consideration of $58.00 per share of common stock.

(2) The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001267 multiplied by Transaction Value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $634.85 Form or Registration No.: Schedule 13E-3 Filing Party: The Republic Corporation Date Filed: December 6, 2004

INTRODUCTION

     This Amendment No. 4 (The “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Securities and Exchange Commission (The “Commission”) on December 6, 2004, and amended on January 26, 2005, February 23, 2005 and March 21, 2005 by The Republic Corporation, a Texas corporation and registered bank holding company (the “Company”), Republic Merger Corp., a newly-formed, wholly-owned subsidiary of the Company (the “merger subsidiary”), and the individuals listed on the cover page to this Schedule 13E-3, in connection with the proposed merger (the “merger”) of the merger subsidiary with and into the Company, with the Company being the surviving corporation to the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of December 2, 2004 (the “merger agreement”), between the Company and merger subsidiary, as it may be amended from time to time.

     This Amendment is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the holders of the Company’s common stock will be given notice of a special meeting of shareholders of the Company (the “special meeting”) at which such holders will be asked to approve and adopt the merger agreement. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Amendment. A copy of the merger agreement is attached as Appendix A to the preliminary proxy statement, (including all annexes thereto, the “proxy statement”) which is attached hereto as Exhibit (a)(i).

     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. The Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

     All parenthetical references under the various Items contained in this Amendment are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET

     The information set forth in the proxy statement under the section entitled “Summary Information” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the Company is The Republic Corporation. The address of the principal executive offices of the Company is 5340 Weslayan, P.O. Box 270462, Houston, Texas 77277. The Company’s telephone number is 713-993-9200. The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger

– Who are the parties to the proposed merger?” and “The Proposed Merger – Parties to the Merger” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)-(c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – Who are the parties to the proposed merger?,” “The Proposed Merger – Parties to the Merger,” and “Management” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The following information under the proxy statement is incorporated herein by reference from the proxy statement: “Summary Information – Questions and Answers About the Merger,” “Special Factors – Background of the Merger,” “The Proposed Merger – Conversion and Exchange of Stock Certificates,” “Special Factors – Purpose of and Reasons for the Merger Proposal,” “Summary Information – Questions and Answers About the Special Meeting,” “The Proposed Merger – Vote required to Approve the Merger,” “Special Factors — Certain Effects of the Merger on Republic,” “Special Factors – Certain Effects of the Merger on Our Shareholders,” “The Proposed Merger — Anticipated Accounting Treatment,” and “Special Factors – U.S. Federal Income Tax Consequences of the Merger.”

     (c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – May executive officers or directors of Republic have interests in the transaction that are different than mine?,” “The Proposed Merger – Interests of Certain Persons in the Merger,” “Special Factors — Certain Effects of the Merger on Republic,” “Special Factors — Certain Effects of the Merger on Our Sharholders,” and “Security Ownership of Management and Certain

Shareholders” is incorporated herein by reference.

     (e) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – Have Republic’s affiliates considered the fairness of the merger transaction?,” “Summary Information – Questions and Answers about the Merger – May executive officers of directors of Republic have interests in the transaction that are difference from mine?,” “Special Factors – Financial Fairness,” “Special Factors – The Board of Directors’ Fairness Determination,” and “Special Factors – Recommendation of Our Board of Directors” is incorporated herein by reference.

     (f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

     (b)-(c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Purposes of and Reasons for the Merger Proposal,” “Special Factors Determination of the Terms of the Merger,” “The Proposed Merger – Structure of Merger,” and “The Proposed Merger – Interests of Certain Persons in the Merger” is incorporated herein by reference.

     (e) The information in the proxy statement under the “The Proposed Merger – Interests of Certain Persons in the Merger” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (c)(1)-(8) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Purposes and Reasons for the Merger Proposal,” “Special Factors – Certain Effects of the Merger on Our Shareholders,” “Market for Securities and Dividend Information,” and “The Proposed Merger – Operations of Republic and the Bank Following the Merger” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – Why is the merger being proposed?,” “Special Factors – Background of the Merger,” “Special Factors – Purposes of and Reasons for the Merger Proposal,” and “The Proposed Merger – Structure of Merger” is incorporated herein by reference.

     (b) The information set forth in the proxy statement under “Special Factors – Determination of the Terms of the Merger,” “Special Factors – Background of the Merger,” and “The Proposed Merger – Structure of Merger” is incorporated herein by reference.

     (c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – Why is the merger being proposed,” “Special Factors – Background of the Merger,” “Special Factors – Purposes of and Reasons for the Merger Proposal,” and “The Proposed Merger – Structure of Merger” is incorporated herein by reference.

     (d) The information set forth in the proxy statement under Summary Information – Questions and Answers About the Merger – What effects will the merger have on my interest in Republic?,“Summary Information – Questions and Answers About the Merger – What are the tax consequences to me as a shareholder of an S corporation?” “Summary Information – Questions and Answers About the Merger – What if I hold shares of Republic in different capacities or separate accounts?,” “Summary Information – Questions and Answers About the Merger – What if I hold shares in “street name”?, “Summary Information – Questions and Answers About the Merger – What are the tax consequences of the merger to Republic?,” “Special Factors – Certain Effects of the Merger on Republic,” “Summary Information – Questions and Answers About the Merger – Will the merger affect the daily operations of Republic or the Bank?,” “Summary Information – Questions and Answers About the Merger – What are the tax consequences of the merger to me?,” “Special Factors – Certain Effects of the Merger on Our Shareholders,” “Special Factors – U.S. Federal Income Tax Consequences of the Merger,” “The Proposed Merger – Operations of Republic and the Bank Following the Merger,” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – What does the board of directors recommend?” “Summary Information – Questions and Answers About the Merger – Have Republic’s affiliates considered the fairness of the merger transaction?”, “Summary Information – Questions About the Special Meeting,” “Special Factors – Background of the Merger,” “Special Factors – Purpose of and Reasons for the Merger Proposal,” “Special Factors – Recommendation of Our Board of Directors,” “Special Factors – Financial Fairness, ” “Special Factors – The Board of Directors’ Fairness Determination,” and “The Proposed Merger – Vote Required to Approve the Merger” is incorporated herein by reference.

     (f) Not applicable.

ITEM 9. REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

     (a)-(b) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – What does the board of directors recommend?,” “Special Factors – Background of the Merger,” “Special Factors – Recommendation of Our Board of Directors,” “Special Factors – Financial Fairness,” and “Special Factors – The Board of Directors’ Fairness Determination” is incorporated by reference.

     (c) The information set forth in the proxy statement under “Special Factors – Financial Fairness” and Appendix F is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – How will the merger be funded?,” “Special Factors – Funding the Merger,” “The Proposed Merger – Structure of Merger,” and “The Proposed Merger – Expenses of the Merger” is incorporated herein by reference.

     (d) The information set forth in the proxy statement under “The Proposed Merger – Funding the Merger” is incorporated by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – May executives or directors of Republic have interests in the transactions that are different than mine?,” “The Proposed Merger – Interest of Certain Persons in the Merger,” and “Security Ownership of Management and Certain Shareholders” is incorporated herein by reference.

     (b) The information set forth in the proxy statement under “The Proposed Merger – Interest of Certain Persons in the Merger” is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d)-(e) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – What does the board of directors recommend?”, “Special Factors – Recommendation of Our Board of Directors,” “Special Factors — The Board of Directors’ Fairness Determination,” and “Special Factors – Financial Fairness” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

     (4) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger,” “Special Factors – Certain Effects of the Merger on

Republic,” “Special Factors – Certain Effects of the Merger on Our Shareholders,” and “Pro Forma Consolidated Financial Information” is incorporated herein by reference

     (b) The information set forth in the proxy statement under “Pro Forma Consolidated Financial Information” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)-(b) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – What does the board of directors recommend?,” “Special Factors – Recommendation of Our Board of Directors,” and “Special Factors – Financial Fairness” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

     The information contained in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(i) Amendment No. 4 to Preliminary Proxy Statement of the Company, including all appendices thereto, as attached hereto and incorporated by reference herein.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 12, 2005

THE REPUBLIC CORPORATION
By:	/s/ J. Ed Eisemann IV
J. Ed Eisemann, IV, Chairman of the Board, Chief
Executive Officer, Chief Financial Officer and Accounting Officer

REPUBLIC MERGER CORP.
By:	/s/ J. Ed Eisemann IV
J. Ed Eisemann, IV, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Schedule 13E-3 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Catherine G. Eisemann*	/s/ Roger D. Eisemann*

Catherine G. Eisemann Date 4/12/2005	Roger D. Eisemann Date 4/12/2005
/s/ George M. Boyd*	/s/ Dr. John C. Davis*

George M. Boyd Date 4/12/2005	Dr. John C. Davis Date 4/12/2005

*By:	/s/ J. Ed Eisemann IV
J. Ed Eisemann IV, attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description
(a)(i)	Amendment No. 4 to Preliminary Proxy Statement of the Company, attached hereto and incorporated by reference herein.
(a)(ii)	Form of Proxy.#
(b)	Commitment Letter for issuance of trust preferred securities with FTN Financial*
(c)(i)	Opinion of the Bank Advisory Group, L.L.C., dated March 17, 2005 (included as Appendix F to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Amendment No. 3 to Schedule 13E-3).*

(c)(ii)	Cash Fair Evaluation of the Common Stock of Republic Corporation prepared by Bank Advisory Group, L.L.C., and delivered to the Company’s Board of Directors.*
(d)(i)	Agreement and Plan of Merger, dated as of December 2, 2004, by and between the Company and merger subsidiary (included as Appendix A to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).*

(d)(ii)	Form of Shareholders’ Agreement (included as Appendix D to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).*
(d)(iii)	Form of Director’s Qualifying Shares Agreement*
(f)	Sections 5.11, 5.12, and 5.13 of the Texas Business Corporation Act (included as Appendix E to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).*

*	Previously filed
#	Incorporated by reference to Amendment No. 4 to Preliminary Proxy Statement, attached hereto and incorporated by reference herein.